EX-99.77J REVALUATN

Exhibit 77(j)(b) – NAV Errors

On April 6, 2009, Fund Accounting received five late trades tickets for the Newgate Global Resources Fund from the Adviser for trade date April 1, 2009.  The following NAV’s were revised:

	Class A		Class I
	Reported	Revised	Reported	Revised
4/2/09	21.94	21.95	21.96	21.97
4/3/09	22.15	22.17	22.17	22.19

The error resulted in a loss to the Class A shares of $11.29, for which the Adviser will reimburse the Fund.